UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 11, 2016

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1 — Information Contained in this Form 6-K Report

This Form 6-K is filed with reference to and hereby incorporated by reference into the following Registration Statements:

•	Registration Statement on Form F-3D (Registration No. 333-151329) of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008;

•	Registration Statement on Form S-8 (Registration No. 333-173207) of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011;

•	Registration Statement on Form F-3 ASR (Registration No. 333-180895) of Seaspan Corporation filed with the Securities and Exchange Commission on April 24, 2012;

•	Registration Statement on Form S-8 (Registration No. 333-189493) of Seaspan Corporation filed with the Securities and Exchange Commission on June 20, 2013;

•	Registration Statement on Form F-3 ASR (File No. 333-190718) of Seaspan Corporation filed with the Securities and Exchange Commission on August 19, 2013, as amended on October 7, 2013;

•	Registration Statement on Form F-3 ASR (File No. 333-195571) of Seaspan Corporation filed with the Securities and Exchange Commission on April 29, 2014;

•	Registration Statement on Form F-3 ASR (File No. 333-200639) of Seaspan Corporation filed with the Securities and Exchange Commission on November 28 2014;

•	Registration Statement on Form S-8 (Registration No. 333-200640) of Seaspan Corporation filed with the Securities and Exchange Commission on November 28, 2014; and

•	Registration Statement on Form F-3D (Registration No. 333-202698) of Seaspan Corporation filed with the Securities and Exchange Commission on March 12, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 11, 2016

SEASPAN CORPORATION

By:	/s/ Mark W. Chu
Mark W. Chu
Chief Financial Officer

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West,

Hong Kong, China

c/o 2600—200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Dear Shareholder:

On behalf of the board of directors, it is my pleasure to extend to you an invitation to attend the 2016 annual meeting of shareholders of Seaspan Corporation (“Seaspan”). The annual meeting will be held at:

Place:    The Four Seasons Hotel, 8 Finance Street, Central, Hong Kong, China

Date:    Thursday, April 21, 2016

Time:    8:00 a.m. (Hong Kong Time)

The Notice of Annual Meeting and Proxy Statement are enclosed and describe the business to be transacted at the annual meeting and provide other information concerning Seaspan. The principal business to be transacted at the annual meeting will be (1) the election of directors and (2) the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2016.

The board of directors unanimously recommends that shareholders vote for the election of the nominated directors and for the ratification of KPMG LLP, Chartered Professional Accountants, as our independent auditors.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your shares represented by completing, signing, dating and returning your proxy card in the enclosed envelope or by casting your vote via the Internet as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously returned your proxy card.

Sincerely,

/s/ Gerry Wang
Gerry Wang Chief Executive Officer

i

SEASPAN CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Thursday, April 21, 2016, 8:00 a.m. (Hong Kong Time)

Place	The Four Seasons Hotel, 8 Finance Street, Central, Hong Kong, China

Items of Business	(1) To elect the directors to the Seaspan board of directors;

(2) To ratify the appointment of KPMG LLP, Chartered Professional Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2016;

(3) To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date	The record date for the annual meeting is March 8, 2016. Only shareholders of record at the close of business on that date will be entitled to notice of the meeting and to vote at the meeting or any adjournment or postponement of the meeting.

Voting	Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy for the annual meeting by completing, signing, dating and returning your proxy card in the enclosed envelope or via the Internet as directed on the proxy card. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of this proxy statement and the instructions on the proxy or voting instruction card.

March 11, 2016

By Order of the Board of Directors

/s/ Mark W. Chu
Mark W. Chu Secretary

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about March 16, 2016.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?

A:	The board of directors (the “Board”) of Seaspan Corporation, a corporation organized in the Republic of the Marshall Islands (referred to in this proxy statement as “Seaspan,” the “Corporation,” “we” or “us”), is providing these proxy materials to you in connection with our annual meeting of shareholders to be held on April 21, 2016 at 8:00 a.m. (Hong Kong Time) at the Four Seasons Hotel, 8 Finance Street, Central, Hong Kong, China. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead you may simply complete, sign and return the enclosed proxy card in the enclosed envelope, or follow the instructions below to submit your proxy via the Internet.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and certain officers and other information about Seaspan.

Q:	How may I obtain Seaspan’s Annual Report on Form 20-F filed with the SEC?

A:	The 2015 Annual Report on Form 20-F is available under “SEC Filings” in the Investor Relations section of our website at www.seaspancorp.com and at the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov. Additionally, shareholders can request a hard copy of our complete audited financial statements free of charge upon request by:

•	writing us at Seaspan Corporation, Unit 2, 2nd Floor, Bupa Centre, 141 Connaught Road West, Hong Kong, China, or fax number +852-2540-1689;

•	emailing us at info@seaspancorp.com; or

•	calling us at +852-2540-1686.

Q:	What items of business will be voted on at the annual meeting?

A:	The items of business scheduled to be voted on at the annual meeting are:

•	the election of directors to our Board; and

•	the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as our independent auditors for the fiscal year ending December 31, 2016.

We will also consider any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?

A:	Our Board recommends that you vote your shares “FOR” each of the nominees to the Board and “FOR” the ratification of the independent auditors for the 2016 fiscal year.

Q:	Who may vote at the annual meeting?

A:	You may vote all of the common shares that you owned at the close of business on March 8, 2016, the record date for the annual meeting. On the record date, we had 98,230,536 common shares outstanding and entitled to be voted at the meeting. You may cast one vote for each common share held by you on all matters presented at the meeting.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, trustee or nominee together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?

A:	You are entitled to attend the annual meeting only if you were a Seaspan shareholder as of the close of business on March 8, 2016 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance to the annual meeting. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker, trustee or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 8:00 a.m. (Hong Kong Time) at the Four Seasons Hotel, 8 Finance Street, Central, Hong Kong, China.

Q:	How can I vote my shares in person at the annual meeting?

A:	Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. Holders of record of our common shares may submit proxies by completing, signing and dating their proxy cards and mailing them in the enclosed envelopes or via the Internet as directed on the proxy card. Our shareholders who hold shares beneficially in street name may vote by completing, signing and dating the voting instruction cards provided and mailing them in the enclosed envelopes or via the Internet as directed on the proxy card, or otherwise as directed in the voting instruction card provided by your broker, trustee or nominee.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary by mail received prior to your shares being voted or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Seaspan or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally shareholders provide written comments on their proxy card, which are then forwarded to our management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?

A:	A quorum is required for our shareholders to conduct business at the annual meeting. The presence at the meeting, in person or by proxy, of the holders of shares having a majority of the voting power represented by all outstanding shares entitled to vote on the record date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn the meeting until a quorum is present.

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For the other items of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” our nominees to the Board, “FOR” ratification of the independent auditors and in the discretion of the proxy holders on any other matters that properly come before the meeting).

If your broker holds your shares in its name (or street name), the broker is permitted to vote your shares on “discretionary” matters, even if it does not receive voting instructions from you. The proposal to ratify the appointment of KPMG LLP, Chartered Professional Accountants, as Seaspan’s independent registered public accounting firm for the fiscal year ending December 31, 2016, is the only “discretionary” matter proposed for action at the annual meeting. If you hold shares beneficially in street name and do not provide your broker with voting instructions on any of the remaining non-discretionary matters, your shares may constitute “broker non-votes.” In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of the election of directors, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	In the election of directors, the eight persons receiving the highest number of “FOR” votes at the annual meeting will be elected. The proposal to ratify the appointment of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2016 requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. We do not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each common share outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual meeting?

A:	Other than the two items of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Gerry Wang and Mark Chu, or either of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees is not available as a candidate for director, the persons named as proxyholder will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or follow the instructions on each card to vote via the Internet.

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of the proxy statement unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Secretary

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong China

Fax: +852-2540-1689

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?

A:	We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?

A:	We intend to announce preliminary voting results at the annual meeting and publish final results in our report on Form 6-K for the three months ending March 31, 2016.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Secretary at the address set forth below no later than December 16, 2016. Such proposals also will need to comply with our bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be sent by mail or fax addressed to:

Secretary

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: +852-2540-1689

For a shareholder proposal that is not intended to be included in our proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common shares to approve that proposal, provide the information required by our bylaws and give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by our Secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed the proxy materials for the previous year’s annual meeting of shareholders.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board at the annual shareholder meeting in 2017. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to our Secretary at the address set forth above. Our bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of our common shares to elect such nominee and provide the information required by Seaspan’s bylaws. In addition, the shareholder must give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. Accordingly, the deadline for receipt of notice is January 23, 2017.

Copy of Bylaws Provisions

You may contact our Secretary at the address set forth above for a copy of the relevant provisions in our bylaws regarding the requirements for making shareholder proposals and nominating director candidates.

Q:	How may I communicate with Seaspan’s Board or the independent directors on Seaspan’s Board?

A:	You may submit any communication intended for our Board or the independent directors by directing the communication by mail or fax addressed as follows:

Seaspan Corporation

c/o Seaspan Ship Management Ltd.

Suite 2600-200 Granville Street

Vancouver, BC V6C 1S4

Canada

Attention: Deputy Chairman of the Board of Directors

Fax: 604-648-9782

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

We are committed to sound corporate governance principles. These principles contribute to our business success and are essential to maintaining our integrity in the marketplace. Our Corporate Governance Guidelines and Code of Business Conduct and Ethics are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

Board Practices

General

The Board consists of eight members. Each member is elected to hold office until the next succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified. The co-chairmen of the Board are Gerry Wang and Kyle R. Washington. The deputy chairman of the Board is Peter S. Shaerf.

The Board has determined that each of the current members and nominees for election as members of the Board, other than Kyle R. Washington, Gerry Wang and Graham Porter, has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us, and is, therefore, independent from management.

Committees

The Board currently has the following three committees: audit committee, compensation committee, and governance and conflicts committee. The membership of the committees during 2015 and the function of each of the committees are described below. Each of our committees operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Relations section of our website at www.seaspancorp.com.

During 2015, the Board held six meetings and the audit committee held four meetings. In April 2015, the governance function performed by the compensation committee (formerly, the compensation and governance committee) was moved to the governance and conflicts committee (formerly, the conflicts committee). Prior to this change in April 2015, the compensation and governance committee held three meetings and the conflicts committee held five meetings, and after this change the compensation committee held two meetings and the governance and conflicts committee held 12 meetings.

The audit committee of the Board is composed entirely of directors who currently satisfy applicable NYSE and SEC audit committee independence standards. From January 1 to April 24, 2015, the audit committee members were George H. Juetten (chair), John C. Hsu and Nicholas Pitts-Tucker. For the remainder of 2015, the audit committee members were Nicholas Pitts-Tucker (chair), John C. Hsu and Peter S. Shaerf. All current members of the committee are financially literate, and the Board determined that Mr. Pitts-Tucker qualifies as a financial expert. The audit committee assists the Board in fulfilling its responsibilities for general oversight of: (1) the integrity of our consolidated financial statements; (2) our compliance with legal and regulatory requirements; (3) the independent auditors’ qualifications and independence and (4) the performance of our internal audit function and independent auditors.

The compensation committee of the Board is composed entirely of directors who satisfy applicable NYSE independence standards. From January 1 to April 24, 2015, the compensation committee (then the compensation and governance committee) consisted of John C. Hsu (co-chair), Nicholas Pitts-Tucker (co-chair), George H. Juetten and Peter S. Shaerf. For the remainder of 2015, the compensation committee members were John C. Hsu (chair), Nicholas Pitts-Tucker and Peter S. Shaerf. The compensation committee: (1) reviews, evaluates and approves our agreements, plans, policies and programs to compensate our officers and directors; (2) produces a report on executive compensation, which is included in our proxy statement; (3) otherwise discharges the Board’s responsibilities relating to the compensation of our officers and directors and (4) performs such other functions as the Board may assign to the committee from time to time.

The governance and conflicts committee of the Board consists of Peter S. Shaerf (chair), Harald H. Ludwig, David Lyall and Nicholas Pitts-Tucker. The governance and conflicts committee (1) assists the Board with corporate governance practices, evaluating director independence and periodic performance evaluations of the members of the Board and (2) reviews and approves transactions between us and our directors, our officers and other related parties for potential conflicts of interest on an ongoing basis. Each member of the committee satisfies applicable NYSE and SEC audit committee independence standards.

The report of the compensation committee is included beginning on page 14 of this proxy statement and the report of the audit committee is included on page 23.

Exemptions from NYSE Corporate Governance Rules

As a foreign private issuer, we are exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The significant way in which our corporate governance practices differ from those followed by U.S. domestic companies is that in lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the Board approves such adoption.

Unlike domestic companies listed on NYSE, foreign private issuers are not required to have a majority of independent directors and the standard for independence applicable to foreign private issuers may differ from the standard that is applicable to domestic issuers. The Board has determined that five of our current eight directors (being John C. Hsu, Harald H. Ludwig, David Lyall, Nicholas Pitts-Tucker and Peter S. Shaerf) satisfy NYSE’s independence standards for domestic companies.

U.S. domestic companies are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although as a foreign private issuer these rules do not apply to us, we have a compensation and governance committee that consists of four directors, all of whom satisfy NYSE standards for independence.

Consideration of Director Nominees

Shareholder Nominees

Our Board will consider properly submitted shareholder nominations for Board candidates. In evaluating these nominations, our Board considers, among other things, the balance of reputation, knowledge, experience, diversity of viewpoints, background, experience and other demographics and capability on the Board. Any shareholder nominations proposed for consideration by the Board should include the nominee’s name and qualifications for Board membership as required by our bylaws and should be mailed or faxed, addressed to:

Secretary

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

Fax: +852-2540-1689

In addition, our bylaws permit shareholders to nominate directors for consideration at an annual shareholder meeting. For a description of the process for nominating directors in accordance with our bylaws, please see “Questions and Answers about the Proxy Materials and the Annual Meeting—What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6.

Independent Director Meetings

Our independent directors may hold as many executive sessions each year as they deem appropriate.

Communications with the Board

Individuals may communicate with our Board by writing to it by mail or facsimile addressed to:

Seaspan Corporation

c/o Seaspan Ship Management Ltd.

Suite 2600-200 Granville Street

Vancouver, BC V6C 1S4

Canada

Attention: Deputy Chairman of the Board of Directors

Fax: 604-648-9782

Communications that are intended specifically for independent directors should also be sent to the above address.

EXECUTIVE OFFICERS

Please read “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” in our 2015 Annual Report on Form 20-F for details regarding our executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time since our initial public offering, we have entered into agreements and have consummated transactions with certain related parties. These related party agreements include agreements relating to the provision of services by our directors and executive officers, the sale and purchase of our common and preferred equity securities, the management of the vessels in our fleet by Seaspan Management Services Ltd. (our “Manager”), our acquisition of our Manager in January 2012 and our investment in Greater China Intermodal Investments LLC. For more information on these agreements and transactions, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in our 2015 Annual Report on Form 20-F. The governance and conflicts committee of the Board, comprised entirely of independent directors, approves all proposed material related party transactions.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our non-employee directors receive cash and, as described below under “—Equity Incentive Plan,” equity-based compensation.

In 2015, each non-employee member of the Board received an annual cash retainer of $60,000. Mr. Washington also received an additional $40,000 for his service during 2015 as co-chairman of the Board and Peter S. Shaerf received an additional $30,000 for his service during 2015 as deputy chairman of the Board. In addition, the chair of the audit committee received an annual payment of $20,000 and each member of the audit committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each audit committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the compensation committee received an annual payment of $20,000 and each member of the compensation committee, including the chair, also received an annual payment of $10,000 for the regular quarterly committee meetings. For the period January 1 to April 24, 2015, this payment was split between the co-chairs, Nicholas Pitts-Tucker and John C. Hsu. Each compensation committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. The chair of the governance and conflicts committee received an annual payment of $20,000 and each member of the governance and conflicts committee, including the chair, received an annual payment of $10,000 for the regular quarterly committee meetings. Each governance and conflicts committee member received a payment of $1,500 for each additional committee meeting attended during the calendar year. All annual cash retainers and payments are payable in equal quarterly installments. Non-employee directors who attend committee meetings (other than the regularly scheduled quarterly meetings) at the invitation of the chair of the committee, but who are not members of any such committee, received a payment of $1,500 per meeting.

In addition, in 2015, the chair of the governance and conflicts committee received an additional payment of $100,000 and each other member of the governance and conflicts committee, as well as John C. Hsu, received an additional payment of $50,000, in consideration for extra time and effort expended on business and strategic matters over the course of 2015.

For 2015, our non-employee directors also received an annual retainer of $120,000 paid in restricted shares of our Class A common stock, as described below under “—Equity Incentive Plan.”

Officers who also serve as directors do not receive compensation for their service as directors. Each director is reimbursed for out-of-pocket expenses incurred while attending any meeting of the Board or any committee.

For services during the years ended December 31, 2015 and 2014, we paid to our directors and management (14 persons in 2015 and 14 persons in 2014) aggregate cash compensation of approximately $6.1 million and $4.9 million, respectively. We do not have a retirement plan for members of our management team or our directors. The compensation amounts set forth above exclude (1) equity-based compensation paid to our directors and management as described below and (2) sale and purchase transaction fees paid to Mr. Wang pursuant to his employment agreement with us. For more information about Mr. Wang’s employment agreement, including information about his annual target performance bonus and other compensation, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” in our 2015 Annual Report on Form 20-F.

Equity Incentive Plan

In December 2005, our Board adopted the Seaspan Corporation Stock Incentive Plan (the “Plan”), which is administered by our Board, under which our officers, employees and directors may be granted options, restricted shares, phantom share units and other stock based awards as may be determined by our Board. In December 2015, our Board amended and restated the Plan to (i) increase the number of common shares issuable under the Plan to 3,000,000 and (ii) change the term of the Plan to indefinite. On January 1, 2015, each of our non-employee directors was awarded 6,421 restricted shares, which vested on January 1, 2016. In 2015, we also granted an aggregate of 100,000 phantom share units to our executive officers, other than our chief executive officer, under the Plan. These grants are subject to a three-year annual vesting period which began on January 1, 2016.

Our subsidiary, Seaspan Ship Management Ltd. (“SSML”), has a Cash and Share Bonus Plan under which its key employees may be granted awards comprised of 50% cash and 50% common shares of Seaspan issued under the Plan. The purpose of the Cash and Share Bonus Plan is to align the interests of SSML’s management with our interests, and the awards granted under the Cash and Share Bonus Plan are subject to the terms and conditions of the Plan (including the maximum number of issuable shares). Our executive officers who participate in the Plan are also eligible to participate in the Cash and Share Bonus Plan in their capacities as employees of SSML. In 2015, SSML granted awards to our executive officers comprised of an aggregate of $0.2 million cash and 9,899 common shares of Seaspan.

Please read Note 12 “Share-based compensation” in our consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 for more information.

REPORT OF THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

Our executive compensation program is administered by the compensation committee of the Board.

Executive Compensation Philosophy

The compensation committee is responsible for reviewing and evaluating the executive compensation of our chief executive officer, our chief financial officer and other senior officers, and our directors. Generally, the goals of our compensation program are to:

•	attract, retain and motivate a high-caliber executive leadership team;

•	pay competitively and consistently within an appropriately defined market;

•	align executive compensation with shareholder interests; and

•	link compensation to our performance and the individual performance of our executive officers and directors.

Executive Compensation Practices

Each year, we survey the executive compensation practices of our industry peer groups. The level of executive compensation will be commensurate with our performance both within and outside our peer group.

Components of Executive Compensation

Base Pay

Base pay is baseline cash compensation and is determined by the competitive market and individual performance. The base pay for our chief executive officer for 2015 was established by an employment agreement between us and Gerry Wang. For more information about our employment and other agreements with Mr. Wang, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” in our 2015 Annual Report on Form 20-F. The base pay for our other executive officers is established by various letter agreements between each officer and subsidiary Seaspan Ship Management Ltd.

Annual Bonus

Our annual bonus program for our executive officers focuses on matching reward with the individual’s performance and our financial performance in the fiscal year through comparison to established targets and the financial performance of peer companies. The bonus has included in the past phantom share units and may include cash compensation, which will be evaluated and determined by the compensation and governance committee in conjunction with the chief executive officer. Mr. Wang’s employment agreement with us provides that he will receive an annual target performance bonus. For more information about our employment agreement with Mr. Wang, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment Agreement and Other Related Agreements with Gerry Wang” in our 2015 Annual Report on Form 20-F.

Equity Incentive Plan

The Plan is intended to promote our interests by encouraging employees, consultants and directors to acquire or increase their equity interest in us and to provide a means whereby they may develop a sense of proprietorship and personal involvement in our development and financial success, and to encourage them to remain with and devote their best efforts to our business, thereby advancing our interests and the interests of our stockholders. The Plan is also included to enhance our ability to attract and retain the services of individuals who are essential for our growth and profitability.

The undersigned members of the compensation committee have submitted this Report of the Compensation Committee to our Board.

John C. Hsu, Chair

Nicholas Pitts-Tucker

Peter S. Shaerf

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common shares as of February 29, 2016 (except as otherwise noted) by:

•	each person or entity known by us to beneficially own more than 5% of our common shares;

•	each of our current directors;

•	each of our current executive officers, senior management and key employees; and

•	all our current directors and all current executive officers, senior management and key employees as a group.

The information presented in the table is based on information filed with the SEC and information provided to Seaspan on or before February 29, 2016.

The number of shares beneficially owned by each person, entity, director, senior management, key employee or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 29, 2015 (60 days after February 28, 2015). Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Name of Beneficial Owner	Common Shares	Percentage of Common Shares(1)
Dennis R. Washington(2)	38,656,710	39.4%
Copper Lion, Inc.(3)	12,578,331	12.8%
Kyle R. Washington(4)	6,472,716	6.6%
Graham Porter(5)	6,279,485	6.4%
Gerry Wang(6)	2,150,478	2.2%
Peter S. Shaerf	*	*
Peter Curtis	*	*
John C. Hsu	*	*
Nicholas Pitts-Tucker(7)	*	*
David Lyall	*	*
Harald H. Ludwig	*	*
Mark W. Chu	*	*
All directors, executive officers, senior management and key employees as a group (10 persons)(8)	15,204,114	15.5%

*	Less than 1%.

(1)	Percentages are based on the 98,230,536 common shares that were issued and outstanding on February 29, 2016.

(2)	The number of common shares shown for Dennis R. Washington includes those shares beneficially owned by Deep Water Holdings, LLC and The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987. This information is based on prior SEC filings and information provided to us by Mr. Washington on or about January 28, 2016.

(3)	The number of common shares shown for Copper Lion, Inc. includes those shares beneficially owned by The Kevin Lee Washington 2014 Trust, the Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and the Kyle Roy Washington 2014 Trust. This information is based on prior SEC filings and information provided to us by Copper Lion, Inc. on or about January 28, 2016. Kevin L. Washington and Kyle R. Washington are sons of Dennis R. Washington, who controls our largest shareholder.

(4)	The number of common shares shown for Kyle R. Washington includes shares beneficially or directly owned by Kyle R. Washington, as well as by the Kyle Roy Washington 2005 Irrevocable Trust u/a/d July 15, 2005 and The Kyle R. Washington 2014 Trust. This information is based on prior SEC filings and information provided to us by Kyle R. Washington on or about February 2, 2016.

(5)	The number of common shares shown for Mr. Porter includes common shares beneficially owned by Tiger Container Shipping Co. Ltd. (“Tiger”), as well as by certain members of his immediate family. Tiger is an investment holding company that is indirectly wholly-owned by Mr. Porter. This information was provided to us by Mr. Porter on or about February 3, 2016.

(6)	The number of common shares shown for Mr. Wang includes shares beneficially or directly owned by Gerry Wang and by Gerry Wang Family Enterprises Ltd., a Hong Kong company. This information was provided to us by Mr. Wang on or about February 3, 2016.

(7)	The number of common shares shown for Mr. Pitts-Tucker includes shares beneficially or directly owned by Nicholas Pitts-Tucker, as well as by certain members of his immediate family. This information was provided to us by Mr. Pitts-Tucker on or about January 19, 2016.

(8)	Please see Note 12 to our consolidated financial statements included in our 2015 Annual Report on Form 20-F for a description of share appreciation rights granted to our executive officers and senior management.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board currently consists of eight members. At the 2016 annual meeting, eight directors will be elected to serve for one-year terms until the 2017 annual meeting and until their successors are elected. The nominees for election at the 2016 annual shareholder meeting are set forth below. Votes may not be cast at the 2016 annual shareholder meeting for a greater number of director nominees than eight.

Information regarding the business experience of each nominee is provided below. There are no family relationships among our executive officers and directors.

If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the two persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.

The eight persons receiving the highest number of “FOR” votes represented by common shares of Seaspan, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.

The Board expects that all nominees will be available to serve as directors. If, for any unforeseen reason, any of the Board’s nominees are not available as a candidate for director, the proxyholders, Gerry Wang and Mark Chu, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors on the Board.

Our Board recommends a vote FOR the election to the Board of each of the following nominees:

Kyle R. Washington Director since May 2005 Age 46	Kyle R. Washington was appointed as chairman of the Board in May 2005 and in February 2011 became co-chairman with Gerry Wang. From 2005 to 2011 he served as chairman of Seaspan Marine Services Ltd., our Manager and certain of our Manager’s operating subsidiaries. From 1998 to 2006, Mr. Washington was a director and executive chairman of Seaspan ULC (formerly Washington Marine Group), a marine transportation company that is involved in shipdocking, barging and shipyard enterprises. From 2007 to 2010, Mr. Washington was a general partner in CopperLion Capital, a private equity fund. In 2009, Mr. Washington returned as a director and executive chairman of Seaspan ULC and was appointed as a director of Envirocon, Inc., Modern Machinery Co., Inc., Montana Rail Link, Inc., Montana Resources, Inc. and Southern Railway of British Columbia, Ltd., all of which are within a group of companies owned by Mr. Washington’s family. Mr. Washington was an ambassador to the 2010 Winter Olympics in Vancouver, British Columbia, Canada and is an active supporter of many charitable organizations. He is a graduate of the University of Montana with a degree in business administration.

Gerry Wang Director since May 2005 Age 53	Gerry Wang was appointed as our chief executive officer and elected as a director in May 2005 and as co-chairman of our Board in February 2011. Mr. Wang joined the Offshore Division of Seaspan Marine Corporation in early 1990. Mr. Wang was appointed as a director of our Manager in August 2005 and also serves as a director and officer of certain of our Manager’s operating subsidiaries. In 2011, he was elected as lead director of MagIndustries Corp. and as the chairman of the board of managers of Greater China Intermodal Investments LLC. He retired from MagIndustries Corp. in June 2015. From 1986 to 1989, Mr. Wang was the business manager for China Merchants Group in Hong Kong. He graduated from Shanghai Maritime University with a Bachelor’s degree in Navigation and he earned a Master’s degree in International Economics under the sponsorship program of the United Nations Economic and Social Council Asia Pacific. He also obtained his Master of Science in Business Administration degree from the University of British Columbia.

John C. Hsu Director since April 2008 Age 52	John C. Hsu was appointed director in April 2008 and is chair of the compensation committee. He is also a member of the audit committee. Mr. Hsu’s family has been in the business of owning and operating bulkers, tankers and specialized ships for generations through entities such as Sincere Navigation Corp. (Taiwan-listed) and Oak Maritime, Inc., for which he currently serves as a director. Since 1993, Mr. Hsu has been responsible for managing the Hsu family’s investment portfolio with their family office, OSS Capital. Also, he is currently a director of Isola Capital, a multi-family office based in Hong Kong, which manages direct investments in Asian private equity. From 2008 to 2012, he was chairman of a Taiwanese private company, TSSI Inc. (a surveillance IC solutions provider). From 2003 to 2010, Mr. Hsu was partner of Ajia Partners, one of Asia’s largest privately-owned alternative investment firms. From 1998 to 2002, he was chief investment officer of Matrix Global Investments, a hedge fund in U.S.-listed technology companies. Mr. Hsu received his Bachelor of Arts degree from Colgate University and his Masters of Business Administration degree from Columbia University. Mr. Hsu is fluent in Japanese and Mandarin.

Harald H. Ludwig Director since August 2012 Age 61	Harald H. Ludwig has served as a director since August 2012 and is a member of the governance and conflicts committee. Mr. Ludwig has over 30 years of extensive business and investment experience, including as president of Macluan Capital Corporation (a diversified private equity investment company), as a director and former co-chairman of Lions Gate Entertainment Corp., and as a director of West Fraser Timber Co. Ltd. Mr. Ludwig is also a founding partner or private equity investor in a number of North American and international private equity firms, hedge funds, mezzanine lenders, growth capital providers, distressed investment firms and real estate investment vehicles. He is a member of the advisory board of Tennenbaum Capital Partners, LLC and a governor of the British Columbia Children’s Hospital Foundation. Mr. Ludwig graduated from Simon Fraser University and holds an L.L.B. from Osgoode Hall Law School.

David Lyall Director since May 2012 Age 59	David Lyall has served as a director since May 2012 and is a member of the governance and conflicts committee. Mr. Lyall has more than 30 years of experience in the financial services industry and is currently the vice-chairman, a member of the board of directors and head of institutional sales at Haywood Securities Inc. Mr. Lyall began his career in 1979 as an investment advisor in Vancouver, British Columbia, Canada. From 1983 to 1998, he was vice-president and director in the institutional sales department at First Marathon Securities in Vancouver, British Columbia, Canada and was part of a team that developed First Marathon’s institutional sales department for Canada and the United States. In 1998, Mr. Lyall joined Haywood Securities Inc., a 100% employee-owned investment dealer with more than 300 employees in its Canadian offices in Vancouver, Calgary and Toronto, Canada. Haywood Securities Inc. is a member of the Toronto Stock Exchange, the TSX Venture Exchange, the Montreal Exchange, the Canadian National Stock Exchange, the Canadian Investor Protection Fund and the Investment Industry Regulatory Organization of Canada. Haywood Securities has over $5 billion in assets under administration. Mr. Lyall graduated with a Bachelor of Arts degree from the University of British Columbia in 1977.

Nicholas Pitts-Tucker Director since April 2010 Age 65	Nicholas Pitts-Tucker was appointed as a director in April 2010 and is chair of the audit committee. He is also a member of the compensation committee and the governance and conflicts committee. Mr. Pitts-Tucker joined Sumitomo Mitsui Banking Corporation in 1997, following 14 years at Deutsche Morgan Grenfell and over 10 years at Grindlays Bank Limited in Asia. At Sumitomo Mitsui Banking Corporation, Mr. Pitts-Tucker served for 13 years with particular emphasis on shipping and aviation finance in Asia, Europe and the Middle East. He also served as an executive director of SMBC Europe and of Sumitomo Mitsui Banking Corporation in Japan (“SMBC Japan”). He retired from SMBC Europe and SMBC Japan in April 2010 and also retired as a non-executive director and as a member of the audit committee of SMBC Europe in April 2011. In December 2010, Mr. Pitts-Tucker was appointed as a director of Black Rock Frontier Investment Trust PLC, which is listed on the London Stock Exchange and is a member of the audit committee. Mr. Pitts-Tucker is a member of the Royal Society for Asian Affairs, which was founded in 1901 to promote greater knowledge and understanding of Central Asia and countries from the Middle East to Japan. In August 2013, Mr. Pitts-Tucker was appointed as governor of the University of Northampton. Mr. Pitts-Tucker has a Master of Arts degree from Christchurch, Oxford University and a Master of Business Administration from Cranfield University.

Graham Porter Director since April 2010 Age 45	Graham Porter was elected as a director in April 2010. Mr. Porter has also served as a director of our Manager and certain of its operating subsidiaries since August 2005, and served as an executive officer of such entities prior to our acquisition of our Manager in January 2012. In 2000, Mr. Porter was part of the senior management and equity team to form Seaspan Container Lines Ltd., established to own and operate deep-sea container vessels. Mr. Porter is chairman of Tiger Group Investments Ltd., an investment firmed based in the Cayman Islands which, through affiliates, holds shares in us and in other shipping ventures. He graduated with a degree in business, majoring in transportation and logistics and minoring in accounting, from the University of British Columbia.

Peter S. Shaerf Director since August 2005 Age 61	Peter S. Shaerf was elected as a director in August 2005 and is chair of the governance and conflicts committee. He is also a member of the audit committee and the compensation committee. Mr. Shaerf resigned as chair of the compensation committee upon his appointment as deputy chair of our Board in February 2011. Since 2002, Mr. Shaerf has been a managing director and partner at AMA Capital Partners, an investment bank and private equity firm specializing in the maritime industry. From 1998 until April 2002, Mr. Shaerf was a managing director of Poseidon Capital Corp., an independent maritime consulting and investment company that works extensively in the investment community. From 1980 to 2002, he was a partner of The Commonwealth Group, a brokerage and consulting company that specialized in the dry cargo and container markets. From 1977 to 1980, he was a director of Common Brothers U.S.A. Ltd., a shipbroking subsidiary of a British shipowner of dry cargo and tanker tonnage. He has served as a director of four publicly listed shipping companies. Currently, Mr. Shaerf is a director of Interlink Maritime Corp., a Bermuda based owner of handysize bulkcarriers, and of Ocean Protection Services, a United Kingdom based maritime security company. He is the chairman emeritus and past chairman of New York Maritime Inc. (NYMAR), a leading global trade association that promotes New York as a maritime center, he is a member of the American Bureau of Shipping and a member of the finance subcommittee of the U.S. government sponsored Marine National Advisory Council. Mr. Shaerf holds a Bachelor of Arts degree in international business law from the London Metropolitan University.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT AUDITORS

The audit committee of the Board has appointed KPMG LLP, Chartered Professional Accountants, to audit our consolidated financial statements for the fiscal year ending December 31, 2016. KPMG LLP, Chartered Professional Accountants, examined our consolidated financial statements for the fiscal years ended December 31, 2015 and December 31, 2014 and also provided certain tax services during the fiscal years ended December 31, 2015 and December 31, 2014, and services related to public offerings of our common and preferred shares. Please read “Principal Auditor Fees and Services” on page 22.

The Board recommends a vote FOR the ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as Seaspan’s independent auditors for the fiscal year ending December 31, 2016. If the appointment is not ratified, the audit committee of the Board will consider whether we should retain this firm as Seaspan’s independent auditors.

Vote Required

Ratification of the appointment of KPMG LLP, Chartered Professional Accountants, as our independent auditors for the fiscal year ending December 31, 2016, requires the affirmative vote of a majority of our common shares present in person or represented by proxy and entitled to be voted at the meeting.

PRINCIPAL AUDITOR FEES AND SERVICES

Our principal accountant for 2015 was KPMG LLP, Chartered Professional Accountants.

Fees Incurred by Seaspan for KPMG LLP’s Services

In 2015 and 2014, the fees billed to us by the accountants for services rendered were as follows:

	2015	2014
Audit Fees	$618,400	$677,400
Audit-Related Fees	—	—
Tax Fees	104,900	115,900
All Other Fees	—	25,900

	$723,300	$819,200

Audit Fees

Audit fees for 2015 include fees related to our annual audit, quarterly reviews and accounting consultations. Audit fees for 2014 include fees related to our annual audit, quarterly reviews, accounting consultations and fees related to the public offering of our common and preferred shares and our Notes.

Tax Fees

Tax fees for 2015 and 2014 are primarily for tax consultation services related to general tax consultation services and preparation of corporate income tax returns.

All Other Fees

All other fees for 2014 relate to consultation services related to assistance with an information technology assessment project. No other fees for 2015 were paid to our principal accountants.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2015 and 2014.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The audit committee of the Board assists our Board in fulfilling its responsibilities for oversight of:

•	the integrity of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

The audit committee manages our relationship with our internal auditors and our independent auditors, who both report directly to the audit committee. The audit committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the audit committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the audit committee, from us for such advice and assistance.

Our management has primary responsibility for preparing our consolidated financial statements and for our financial reporting process. Our independent auditors, KPMG LLP, Chartered Professional Accountants, are responsible for expressing an opinion on the conformity of our audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the audit committee reports as follows:

(1)	The audit committee reviewed and discussed the audited consolidated financial statements for 2015 with our management.

(2)	The audit committee discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 16, as adopted by the Public Company Accounting Oversight Board, as amended or modified.

(3)	The audit committee has received the letter and written disclosures from the independent auditors required by the Public Company Accounting Oversight Board and has discussed the matter of independence with the independent auditors.

(4)	Based on the review and discussions referred to in paragraphs 1 through 3 above, the audit committee has recommended to our Board, and our Board has approved, that our audited consolidated financial statements be included in our 2015 Annual Report on Form 20-F, for filing with the SEC.

The undersigned members of the audit committee have submitted this Report of the Audit Committee to the Board.

Nicholas Pitts-Tucker, Chair

John C. Hsu

Peter S. Shaerf